
Mail Stop 3720

May 19, 2016

Christopher Spencer
President and CEO
Liberated Syndication Inc.
5001 Baum Boulevard, Suite 770
Pittsburgh, Pennsylvania 15213

        Re: Liberated Syndication Inc.
               Amendment No. 3 to Registration Statement on Form S-1
               Filed May 12, 2016
               File No. 333-209599

Dear Mr. Spencer:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2016 letter.

Pro Forma Financial Information
Unaudited Pro Forma Combined Balance Sheet, page 25

1.   The pro forma balance sheet presentation should be based upon your most recent balance sheet. Please remove the pro forma balance sheet presentation as of December 31, 2015.

Unaudited Pro Forma Combined Balance Sheet, page 26

2.   Please revise the column amounts under "Pro Forma Combined as of March 31, 2016" to reflect the sum of the corresponding captions from the third and fourth columns of that same table.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications